SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2016

AVIVA PLC
 Distribution Mailbox <distribution@lseg.com>

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

21 January 2016

AVIVA ACQUIRES RBC GENERAL INSURANCE COMPANY
AND SIGNS EXCLUSIVE LONG TERM STRATEGIC AGREEMENT

Aviva plc ("Aviva") today announces that its Canadian business, Aviva Canada, will acquire RBC General Insurance Company, the existing home and motor insurance business of RBC Insurance. Aviva Canada will also enter into an exclusive 15 year strategic agreement with RBC Insurance to provide a full range of general insurance products to existing and future RBC Insurance customers. RBC Insurance customers will also benefit from Aviva Canada's expertise in claims, underwriting and new product development.

The acquisition of RBC Insurance's home and motor insurance business consolidates Aviva's position as a leading general insurer in Canada. This deal provides Aviva Canada with an additional distribution channel to complement its long standing commitment to the independent broker channel, where it serves 1500 independent broker partners.

Under the agreement, Aviva will pay RBC Insurance £281 million1, on completion, subject to customary completion adjustments. The transaction will be accretive to Aviva's operating earnings and increase Aviva Canada's annual gross written premiums (GWP) by approximately 20%2. In 2014, Aviva Canada's GWP was £2.2 billion.

Canada is a significant market for Aviva, the second largest general insurance business in the group, and continues to perform strongly. At HY15 Aviva Canada increased operating profit 59% to £132 million (HY14: £83m); more than doubled underwriting profit to £82 million (HY14: £30m) and the Combined Operating Ratio improved to 91.9% (HY14: 96.8%).

The transaction is subject to customary closing conditions, including receipt of required regulatory approvals and is expected to close in the third quarter of 2016.

Mark Wilson, Group Chief Executive Officer, said:

"This new partnership extends Aviva's presence in general insurance, brings additional diversification benefits to the group and presents excellent opportunities for revenue and earnings growth in the attractive Canadian market. RBC has a formidable brand and loyal customer following whilst Aviva brings deep insurance expertise - all the makings of an excellent partnership."

Enquiries:

Media

Andrew Reid                                                                           +44 (0)20 7662 3131
Yasmin Saleh                                                                          +44 (0)20 7662 8710

Analysts

David Elliot                                                                              +44 (0)20 7662 8048
Notes to editors:

·     Aviva Canada is one of the leading property and casualty insurance groups in Canada providing home, auto and business insurance to more than three million customers. The company is a wholly-owned subsidiary of UK-based
      Aviva plc and has more than 3,000 employees, 25 locations and 1,500 independent broker partners. Aviva Canada is the second largest general insurance business in the Aviva Group. General insurance is a key growth area for
      Aviva and a core component of the Group's customer composite strategy, providing customers with life insurance, general insurance, health insurance and asset management.

·     Aviva Canada invests in positive change through the Aviva Community Fund, Canada's longest running online community funding competition. Since its inception in 2009, the Aviva Community Fund has awarded $6.5 million to
      222 charity groups across Canada.

·     Aviva provides life insurance, general insurance, health insurance and asset management to 34* million customers, across 16 markets worldwide

·     In the UK we are the leading insurer serving one in every four households and have strong businesses in selected markets in Europe, Asia and Canada. Our shares are listed on the London Stock Exchange and we are a member of the FTSE100 index.

·     Aviva's asset management business, Aviva Investors, provides asset management services to both Aviva and external clients, and was managing over £260 billion in assets as at 30 June 2015.

·     Aviva helps people save for the future and manage the risks of everyday life; we paid out £24.6 billion in benefits and claims in 2014.

·     By serving our customers well, we are building a business which is strong and sustainable, which our people are proud to work for, and which makes a positive contribution to society.

·     The Aviva media centre at http://www.aviva.com/media/ includes company information, images, and a news release archive.

·     For an introduction to what we do and how we do it, please click here http://www.aviva.com/about-us/aviva/

·     For broadcast-standard video, please visit http://www.aviva.com/media/b-roll-library/

·     Follow us on twitter: www.twitter.com/avivaplc/

·     RBC Insurance®, through its operating entities, provides a wide range of travel, life, health, home, auto, wealth and reinsurance products and solutions, as well as creditor and business insurance services to individual, business and group clients. RBC Insurance has more than four million clients globally. We are one of the largest Canadian bank-owned group of insurance companies, and among the fastest growing insurance organizations in the country.
      RBC Insurance employs more than 3,000 employees, and is the brand name for the insurance operating entities of Royal Bank of Canada.

* Before the deduction of Aviva and Friends Life overlapping customers.

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[1] CAD$ 582 million, converted at an exchange rate of CAD$ 2.07/GBP 1

[2] Based on RBC General Insurance 31 October 2015 and Aviva Canada 31 December 2014 Annual Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 21 January, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary